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                        Cheniere Energy Inc. NEWS RELEASE

                                                     CONTACT: David E. Castaneda
                                                      INVESTOR & MEDIA RELATIONS
                                                                  1-888-948-2036
                                                        E-mail: cxy@mdcgroup.com


         Cheniere Energy Extends Agreement for Freeport LNG Development
                      Michael Smith Completes Due Diligence

Houston - September 20, 2002 - Cheniere Energy, Inc. (AMEX: CXY) announced today that it has extended the closing date for its previously announced agreement with entities controlled by Michael S. Smith. The agreement to sell a 60% interest in Cheniere's planned LNG receiving facility at Freeport, Texas, was originally set to close on or before September 19, 2002. The parties have extended the closing date to December 13, 2002 to allow additional time to acquire a waiver of certain third party rights and to complete the negotiation of a definitive long-term lease for the Freeport terminal site. Due diligence has been completed to Smith's satisfaction except for these two items; however, there can be no assurance that these conditions will be met and that the transaction will be successfully consummated.

Charif Souki, Cheniere's Chairman, said, "We are continuing to make good progress toward a FERC filing later this year for the Freeport LNG project. In working closely with Michael through his due diligence period, we have become even more confident that his active participation will be of significant value to the project."

Michael Smith said, "Our due diligence has confirmed the desirability of building LNG facilities in the U.S., and particularly at Freeport. I was gratified to read the recently reported comments of Pat Woods, Chairman of FERC, highlighting the importance of building such terminals. We have determined that it would be preferable to have a final lease in place prior to filing with FERC. We are working diligently with the Port Authority to finalize a lease and are receiving their full cooperation."

Michael Smith is CEO, Chairman, and majority-interest owner of Freeport LNG Development, L.P., the acquiring entity. He founded Basin Exploration and was Basin's CEO, President and largest shareholder at the time of its $400,000,000 sale to Stone Energy in 2001.

Cheniere Energy is a Houston-based energy company. It owns 10% of Gryphon Exploration Company, with Warburg, Pincus Equity Partners, L.P. owning the other 90%. Cheniere conducts exploration in the Gulf of Mexico using a regional database of 7,000 square miles of 3D seismic coverage. It also owns options on three sites, including the Freeport site, along the Texas Gulf Coast for the development of LNG receiving terminals. Additional information on the company may be found on its website at www.cheniere.com, by contacting the company's investor and media relations department toll-free at (888) 948-2036 or by writing to: cxy@mdcgroup.com.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Certain risks and uncertainties inherent in the company's business are set forth in the company's periodic reports that are filed with and available from the Securities and Exchange Commission.

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